October 28, 2011

U.S. Securities and Exchange Commission Washington, D.C. 20549-4631
Attention:	Rufus Decker, Accounting Branch Chief
Jessica Kane, Staff Attorney
Nudrat Salik, Staff Accountant
Craig Slivka, Special Counsel

Re:	Kid Brands, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2010 Filed March 31, 2011
Form 10-Q for Fiscal Quarter ended June 30, 2011 Filed August 15, 2011
Definitive Proxy Statement on Schedule 14A Filed June 9, 2011
File No. 1-8681
Dear Ladies and Gentlemen:
The following memorandum is in response to the comments of the Staff contained in your letter dated October 6, 2011. For convenience of reference, each Staff comment contained in your letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.
Form 10-K for the Fiscal Year ended December 31, 2010
General
1.	Where a comment below requires additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
Response
Please be advised that we will disclose the manner in which we will comply with the Staff’s requests in our responses, and the revisions indicated will be included in our future filings, including our interim filings, if applicable, modified as appropriate.
Financial Statements
Notes to the Financial Statements

Note 8. Debt, page 63
2.	We note your response to comments four and five in our letter dated August 9, 2011. You state that you are not in breach nor are you reasonably likely to be in breach of the covenants set forth in the credit agreement as a result of the matters described in our comments. Please confirm that you are not reasonably likely to be in breach of any of your covenants.
Response
Please be advised that we confirm that, as of the date of this response, in accordance with Section IV.C. of SEC Interpretive Release No. 33-8350, we are not reasonably likely to be in breach of any material covenants related to our outstanding debt as a result of the matters described in the Staff’s comments.
Note 11. Weighted Average Common Shares, page 68
3.	We note your response to comment six in our letter dated August 9, 2011. You restated your earnings per share amounts for the first and second quarter of 2009 to reflect the adoption of FSP No. EITF 03-06-01, which should have been adopted on January 1, 2009. Your response indicates that you incorrectly included unvested restricted stock in your basic earnings per share calculations for the first and second quarters for the year ended December 31, 2009 as well as the year ended December 31, 2008. Please help us understand how you subsequently determined that shares of unvested restricted stock should not be included in the basic earnings per share calculations using the two-class method for the first and second quarters of 2009 given that you had adopted FSP No. EITF 03-06-01.
Response
With respect to 2009, please be advised that we recalculated basic earnings per share for the first and second quarter of 2009 to reflect the adoption of FSP No. EITF 03-06-01, which should have been adopted on January 1, 2009. Since our restricted shares participate in dividends that are non-forfeitable regardless of the vesting of such restricted shares, we had determined that such shares were participating securities as defined in the EITF, and should have been included in the calculation of basic earnings per share. Consistent therewith, we will modify our current disclosure with respect to restricted shares, contained in Note 3 (Weighted Average Common Shares) of the Notes to Unaudited Consolidated Financial Statements of our most recent Form 10-Q, to read in future periods as follows (with added language underlined, and deleted language struck): “Earnings per share (“EPS”) under the two-class method is computed by dividing earnings allocated to common stockholders by the weighted-average number of common shares outstanding for the period. In determining EPS, ~~the number of common shares outstanding~~, earnings are allocated to both common shares and participating securities based on the respective number of weighted-average shares outstanding for the period. Participating securities include unvested restricted stock awards where, like the Company’s restricted stock awards, such awards carry a right to receive non-forfeitable dividends, if declared. As a result of the foregoing, and in accordance with the applicable accounting standard, vested and unvested shares of restricted stock are also included in the calculation of basic earnings per share.”

Note 18. Litigation, Commitments and Contingencies, page 79.
4.	We note your response to comment seven in our letter dated August 9, 2011. Please address the following:
•	Please help us better understand how you determined that there was no impact on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Please describe to us the specific controls that were previously in place to ensure that the proper amount of import duties were applied; and
•	In regards to the restatement of prior period financial statements, please help us better understand how you determined the impact of the misstatements on your consolidated statement of operations for each of the years ended December 31, 2009 and December 31, 2010 was not quantitatively material. In this regard, the misstatement represented approximately 44% of pre-tax income (loss), 10% of after-tax income (loss), and 11% of basic earnings per share for the year ended December 31, 2009. In addition, it appears that the impact of recording the misstatements for the year ended December 31, 2009 and the year ended December 31, 2008 during the year ended December 31, 2010 represented approximately 20% of pre-tax income, 9% of after-tax income, and 10% of basic earnings per share for the year ended December 31, 2010.
Response
A.	Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Please be advised that LaJobi has (and had at the time of the Customs irregularities at LaJobi (the “LaJobi Events”)) several controls in place designed to ensure that the proper amount of import duties are applied to imported goods. Included among these are the New Vendor Setup Process, the Accounts Payable 3-way Match Process and the In-Transit Inventory Process. Specifically:
•	As part of the New Vendor Setup Process, Accounts Payable periodically obtains updates from the relevant department heads on which vendors they are currently doing business with to ensure the vendor master file is up to date and accurate.
•	The Accounts Payable 3-way Match Process consists of a comparison of the quantities, price per unit, terms, vendor, etc. appearing on the vendor’s invoice to the information on the purchase order and to the quantities actually received;
•	As part of the In-Transit Inventory Process, once the shipment has been loaded by the vendor, the commercial invoice and packing list are sent to the Traffic Manager (who manages LaJobi’s import and Customs activities) and copies are made and distributed to the Accounts Payable department. Originals of these documents, as well as certain other documents pertaining to the goods, are sent by the vendor to the freight forwarder. Although not part of LaJobi’s control process, the freight forwarder then prepares the bill of lading and all of the documents referenced above are sent by the freight forwarder to the Customs broker for preparation of the necessary Customs entry documents, including a Form 7501.

In addition, although not documented at the time of the discovery of the LaJobi Events, the Traffic Manager routinely performed at such time (and currently performs) the following additional processes:
•	Upon delivery of goods to the departure port, the Traffic Manager receives from a LaJobi agent in Asia (who receives the same from the vendor) the commercial invoice and packing list, and the Traffic Manager inspects and confirms the information therein, including product descriptions, item numbers, colors, quantity, pricing and country of origin. Upon completing such confirmation, the Traffic Manager emails copies of these documents to the Customs broker together with any additional instructions that may apply. As noted above, the Customs broker will receive the originals of these documents from the freight forwarder, who receives them from the vendor.
•	Once goods are shipped, the Traffic Manager receives via email from the freight forwarder a bookings form and creates a file for each booking.
•	The Traffic Manager confirms that a Harmonized Tariff Schedule (“HTS”) code (i.e., the code that determines the applicable import duty) is available for each product; if unclear or if it is a new product category, the Traffic Manager consults the Customs and Border Protection (“CBP”) website and the HTS Online Tool maintained by CBP to determine the appropriate HTS code, and then confirms the same with the Customs broker. Although not part of LaJobi’s control process, at this point, the Customs broker files the entry paperwork with CBP.
•	Following payment by LaJobi of the amounts due to the vendor (which is typically made before the goods arrive at their U.S. destination port), as well as arrival and Customs clearance of the goods, the goods are released to LaJobi. Shortly thereafter, the Customs broker sends to LaJobi the Customs entry paperwork and a copy of their invoice, which includes the amounts they advanced for import duties, and the Traffic Manager confirms all information included on the Customs entry paperwork to ensure that, among other things, the Form 7501 has been properly completed, the appropriate HTS code has been applied to the product, the commercial invoice contains the appropriate amounts and values, and the Merchandise Processing Fee and the Harbor Maintenance Fee (each of which is recorded for financial statement purposes in the general ledger as “Duty Charges”) are appropriate. In the event of any discrepancies in this information, or in the final amount of duty paid, the Traffic Manager notifies the Customs broker and an adjustment is made and filed with CBP.
•	In addition, the Traffic Manager maintains a current listing of HTS codes for all products and periodically notifies the Customs broker of current HTS codes.
Additional entity level controls that existed at the time of the LaJobi Events (but which were circumvented with respect thereto) include the following:
•	A published Code of Business Conduct and Ethics specifying that all employees, officers and directors must respect and obey the laws of all jurisdictions in which the Company operates, and that all of the Company’s books, records, accounts and financial statements must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.

•	Published methods for the anonymous reporting of questionable accounting or auditing matters.
•	The requirement of monthly financial reporting updates from each subsidiary, including monthly management letters prepared by the senior managers of each business unit (in each case including LaJobi) to address identified variances and periodic calls to subsidiary heads from corporate management in between the monthly reports.
•	The requirement of financial certifications from each of the President and CFO of LaJobi prior to any periodic public filing made by the Company.
•	The requirement of an Entity Level Management Control Assessment Questionnaire by LaJobi, covering the five COSO internal control environment components (control environment, risk assessment, control activities, information and communication, and monitoring).
•	The testing of 82 separate controls in 2010 for LaJobi, including those set forth above.
In connection with the LaJobi Events, the following control deficiencies in the Company’s internal control over financial reporting (“ICFR”) were identified: The effectiveness of the operation of the existing controls associated with appropriate new vendor set-up and the accounts payable 3-way match failed because the individuals responsible for the implementation and operation of such controls were either satisfied or swayed by misrepresentations and misconduct of specified LaJobi employees (constituting improper LaJobi management override and collusion), were participants in such misconduct, and/or did not adhere to or avail themselves of procedures established by the Company’s entity level controls (described above). It is important to note that the establishment of the improper vendor arrangements relating specifically to the LaJobi Events pre-dated the acquisition of LaJobi’s assets by the Company in 2008, and although the employees responsible for performing the 3-way match did question inconsistencies between specified purchase orders and related invoices, misconduct and misrepresentations by specified LaJobi employees resulted in approvals of the questioned transactions and the “tabling” of concerns (thus the effectiveness of the operation of the 3-way match control was circumvented). Once the new vendor setup and 3-way match controls had been circumvented, the other Customs controls and routine procedures described above were applied to the incorrect vendor, and therefore would and did not identify the misconduct and related errors.
It is also critical to note that, due to the small amount of LaJobi products subject to import duties, including anti-dumping duties (which only apply to certain wooden furniture products, excluding cribs, imported by LaJobi from the PRC), and the relatively low rate of expected applicable duty (the average rate for “listed” vendors under the applicable anti-dumping duty order is approximately 7.24%), the amount of duties recorded was consistent with what the Company would expect from the volume of goods subject to import duties. Specifically, LaJobi imports a majority of its products from Thailand and Vietnam, neither of which is subject to anti-dumping regulations. In addition, the largest item imported by LaJobi from the PRC (infant cribs) is explicitly excluded from the anti-dumping regulations. As a result, LaJobi had anti-dumping duty exposure with respect to only an aggregate of approximately $3.1 million of products purchased from April 2, 2008 (the date of the Company’s acquisition of LaJobi) to December 31, 2010, and would expect to incur aggregate anti-dumping duties of approximately $225,000 for the relevant period. Actual duties recorded in the general ledger during this period were approximately twice this amount, as such account properly included other expenses (such as the Merchandise Processing Fee and the Harbor Maintenance Fee referenced above), and therefore appeared to be consistent with expectations. As a result of both the management collusion and override discussed above, as well as the small amount of expected anti-dumping duties, no reports of questionable accounting practices were received during the relevant period, and the other entity-level controls described above were either overridden or were not triggered. For example, as a result of management override, no issues with respect to anti-dumping duties were ever raised by LaJobi management in the monthly financial reporting updates from LaJobi, monthly management letters prepared by the senior managers of LaJobi, or periodic calls to LaJobi senior management from corporate management, and as a result of the consistency of import duties reported versus amounts expected, no issues were triggered by the content of such updates, letters or calls. Similarly, at no time did corporate management have any reason to question the veracity of LaJobi’s financial certifications or the amount of duties recorded, nor did any issues arise out of LaJobi’s Entity Level Management Control Assessment Questionnaire.
The possibility of management override and collusion is a recognized feature of the financial reporting process, as is stated in interpretive guidance of the SEC in Release No. 33-8810 (the “ICFR Release”) as follows: “ICFR cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, ICFR cannot prevent or detect all misstatements, whether unintentional errors or fraud.” It was these inherent limitations of ICFR that resulted in the control deficiencies described above. Although safeguards were designed into the process to reduce the risk of misstatements, as demonstrated by the controls described above, as a result of collusion and improper management override (as well as the consistency between the small amount of duties reported and those that would be expected), such safeguards were not sufficient in this case to eliminate all financial reporting errors. Recognizing that ICFR can be circumvented, management concluded that its ICFR did not suffer from a material weakness, and provides reasonable assurance regarding the reliability of its financial reporting, as described below.
As previously stated, a material weakness in ICFR is defined as a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management may not conclude that ICFR is effective if one or more deficiencies in ICFR are determined to be material weaknesses. A significant deficiency in ICFR, however, is a deficiency, or a combination of deficiencies that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting.
The Company determined that the control deficiencies identified above aggregated to one significant deficiency in customs duty charge, but did not rise to the level of a material weakness. The ICFR Release indicates that management should evaluate the severity of each control deficiency that comes to its attention in order to determine whether a material weakness is present. Such evaluation should consist of consideration of both the magnitude of the potential misstatement resulting from the deficiency or deficiencies, as well as whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement of a financial statement amount or disclosure. Management determined that the severity of the customs duty deficiency did not rise to the level of a material weakness because the magnitude of the potential misstatement resulting from such deficiency was limited, and that based on the number and design of the controls in place, absent the identified misconduct (an inherent risk in any system of ICFR), as well as the consistency between the small amount of duties reported and those that would be expected, there was not a reasonable possibility that the Company’s ICFR would have failed to prevent or detect a misstatement on a timely basis.

In support of this conclusion, management analyzed the total of transactions exposed to the deficiency and the volume of activity in the class of transactions exposed to the deficiency, in accordance with the guidance set forth in the ICFR Release, and determined that the magnitude of such deficiencies was limited. Specifically, as set forth above, the anti-dumping regulations apply to limited, specified categories of wooden furniture imported by LaJobi from the PRC. LaJobi imports a majority of its products from countries other than the PRC, including Thailand and Vietnam, neither of which is subject to anti-dumping regulations. In addition, the largest item imported by LaJobi from the PRC (infant cribs) is explicitly excluded from such regulations. As a result, as noted above, LaJobi had anti-dumping duty exposure with respect to an aggregate of approximately $3.1 million of products purchased from April 2, 2008 (the date of the Company’s acquisition of LaJobi) to December 31, 2010, out of an aggregate total of approximately $174 million of products purchased by LaJobi during this time period, representing only approximately 1.78% of all products purchased by LaJobi over the entire period impacted.
In assessing whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis (the second prong of the severity analysis), please note that the ICFR Release states that the severity of a deficiency in ICFR does not depend on whether a misstatement actually has occurred, but rather on whether there is a reasonable possibility that the Company’s ICFR will fail to prevent or detect a misstatement on a timely basis. The ICFR Release lists several factors that increase such risk, including: (i) the nature of the financial reporting elements involved (certain elements involve greater risk); (ii) the susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk); (iii) the subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk); (iv) the interaction of the implicated controls with other controls; (v) the interaction of the deficiencies; and (vi) the possible future consequences of the deficiency. As stated in our response to comment seven of the Staff’s letter dated August 9, 2011 (“Comment 7”), although the controls implicated in the significant deficiency may be associated with increased risk in relation to the interaction of controls with other controls and the interaction of the deficiencies, such increased risk stemmed directly from the identified misconduct on the part of specified LaJobi employees. Note, however, that: (i) the nature of the financial reporting elements affected by the significant deficiency does not involve greater risk of misstatement of a financial amount or disclosure; (ii) the particular liabilities affected by the misconduct of the identified LaJobi employees were no more susceptible to fraud than other liabilities; (iii) the significant deficiency relates to controls that do not involve subjectivity or complex judgment; and (iv) in order to mitigate any future consequences of the deficiency, the Company promptly initiated the process of developing and implementing remediation plans to address the identified deficiencies. As is described in our response to Comment 7, such remediation included: terminating the employment of the two most senior executives at LaJobi who orchestrated the misconduct, discontinuing the practices that resulted in the anticipated customs duties assessment, initiating certain education of personnel, enhancing certain internal control procedures (including the 3-way match and other import/customs procedures), retaining Customs counsel on an ongoing basis, and other activities. The Company also retained the services of an independent firm to review its internal control procedures and assess additional opportunities to enhance internal controls. As a result, management believes that the significant deficiency has been remediated, and is continuing to review additional opportunities for further control enhancement.

Our response to Comment 7 also describes other indicators of material weakness set forth in the ICFR Release, none of which were implicated by the control deficiencies in question. Such response also describes additional factors supporting management’s conclusion that the significant deficiency did not constitute a material weakness, and that its disclosure controls and procedures and ICFR were effective as of December 31, 2010, including that: (i) promptly after they became aware of potential issues in preparing for LaJobi’s Focused Assessment, investigations were launched by corporate management and the Board; (ii) the results of the preliminary findings of such investigations resulted in an accrual to reflect the proper amounts in the Company’s financial statements prior to the filing of the 2010 10-K; (iii) remedial actions were swiftly initiated, including discontinuation of the practices that resulted in the charge recorded and the termination of two senior executives at LaJobi, which also took place prior to the filing of the 2010 10-K; (iv) all appropriate information was promptly communicated to the Company’s senior management and disclosed in the 2010 10-K, which was filed in a timely manner; (v) the errors stemmed in large part from misconduct and applied to a limited portion of the Company’s business, and, as such, were not considered a pervasive issue; and (vi) the Company believes a prudent business person, in the conduct of such person’s own affairs, considering all of the quantitative and qualitative factors described above, would not conclude that a material weakness in internal controls over financial reporting existed.
In the final analysis, management concluded that the nature of the identified misconduct could not have been reasonably anticipated for this limited portion of the Company’s business. In connection therewith, management determined that sufficient controls were in place, but that the operation of certain of such controls was circumvented as a result of improper management override and collusion at LaJobi and the fact that the amount of duties recorded was consistent with what the Company would expect from the volume of applicable business. As a result, a significant deficiency in ICFR, and not a material weakness, existed, and the Company was therefore able to conclude that its disclosure controls and procedures and internal controls over financial reporting were effective.
B.	Restatement of Prior Period Financial Statements
Please be advised that in accordance with the analysis set forth below, the Company concluded that primarily as a result of qualitative factors, the impact of the misstatements set forth in the Staff’s comment above on the Company’s consolidated statements of operations for 2009 and 2010 was not material despite their quantitative size, in that, in addition to the absence of qualitative factors discussed in SAB 99: (i) the misstatements relating to anti-dumping duty charges applied to a small portion of LaJobi products (only approximately $3.1 million, or 1.78% of total LaJobi products purchased, during the entire period from acquisition through 2010, as described above); (ii) from a cash flow perspective, were it not for the anti-dumping duty accrual, the Company would likely have paid an earn-out to the LaJobi sellers in the approximate range of $12.0 — $15.0 million in respect of its 2008 purchase of the LaJobi assets, a fact previously disclosed to investors; (iii) the accrual did not change financial measures with respect to which the Company provided guidance to the analyst/investor community (the impact of the accrual was excluded from the Company’s non-GAAP adjusted net income measure as the Company did not consider it reflective of its ongoing operating performance); (iv) the accrual will not impact the future financial results of the Company, as the practices resulting in the charge were discontinued promptly upon discovery; and (v) the amount of the accrual was a function of the extraordinary nature of the anti-dumping duties applied (a rate of 216% applicable to “non-listed” vendors, instead of an average rate of approximately 7.24% applied to “listed” vendors, as described below, a differential that we believe is virtually unprecedented under Customs law).

In addition, we respectfully submit that no benefit would accrue to investors by the restatement of prior period financial statements. Disclosure of the aggregate charge recorded in 2010 was accompanied by detailed public disclosures describing the nature of such charge, as well as the circumstances requiring it. Promptly upon becoming aware of such issues and related misconduct, the Company also voluntarily disclosed its findings to the SEC on an informal basis and is cooperating with the Staff as it reviews this matter. As the market has been fully informed of the impact of such charge as of the time of such disclosure, and the practices that resulted in the charge have been discontinued, we do not believe the errors are material to investors making current investment decisions. Thus restatement would serve only to increase the expenses of the Company, negatively impacting its financial results to the detriment of its shareholders.
With respect to materiality determinations, there are several common themes that are discussed in the accounting literature. The first theme is that both quantitative and qualitative factors should be considered. As emphasized in SAB 99, “financial management . . . must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.” In particular, SAB 99 and other literature provide that exclusive reliance on quantitative measures has no basis in accounting literature or the law. SAB 99 further notes that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” It is with this background that we analyzed the materiality of the misstatements in question.
Although the variances discussed in the Staff’s comment above may be considered quantitatively significant when viewed as individual line items, management believes that the additional customs charges in question, while large, are quantitatively immaterial when viewed as absolute amounts in the overall context of the Company’s financial statements (as set forth in our response to Comment 7, customs duties and interest of approximately $1.0 million, $1.2 million and $1.9 million on a tax-effected basis should have been paid in each of 2008, 2009 and 2010, respectively). In addition, the variances appear more significant due to the relatively small nature of the as-reported pre-tax income, net income and earnings per share for the relevant periods. It is also critical to note that the size of the charges recorded resulted directly from the extraordinary nature of the anti-dumping duties applied to LaJobi. Specifically, although vendors in the PRC are subject to different anti-dumping duty rates, the average anti-dumping duty rate for “listed” manufacturers of products covered by the anti-dumping duty order was approximately 7.24% (which, if applied to the $3.1 million of relevant LaJobi inventory purchases, results in anti-dumping duties of approximately $225,000). The vendor arrangements established by LaJobi, however, resulted in the manufacture of the products by a “non-listed” vendor and the consequent application of an otherwise extraordinary duty rate of 216% (or approximately $6.7 million), a rate almost without precedent in customs law. Had the Company’s management been aware of the duty rate applicable to the particular products at issue, alternate arrangements would have been put into place, and the Company would not have incurred the charges in question. In fact, promptly upon discovery of the issue, alternate vendor arrangements (subject to typical customs duty rates, or no import duties at all) were in fact established. Accordingly, the Company determined that the accrual was not reflective of the ordinary course of the ongoing operation of the Company’s business.

In further assessing these variances, we note the words of the Associate Chief Accountant of the SEC’s Division of Corporation Finance, Todd Hardiman, in 2006 and 2007 speeches addressing materiality determinations under SAB 99 with respect to quantitatively significant errors. Specifically, Mr. Hardiman indicated that there are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors. Mr. Hardiman noted that the determination that a quantitatively large error is not material cannot rest on the absence of qualitative factors such as those set forth in SAB 99. Rather, the analysis must identify the qualitative factors that “indicate that the error is not important to investors despite its significant size.”1
We are also mindful of the remarks to similar effect made by John White, the former Director of the Division of Corporation Finance of the SEC on January 23, 2008 at the 35th Annual Securities Regulation Institute2. During his remarks, he noted discussion by the Advisory Committee on Improvements to Financial Reporting of “a proposal that the Commission or the staff issue guidance reinforcing that those who evaluate the materiality of an accounting error should make the decision based on the perspective of a reasonable investor. In the Committee’s view, materiality should be judged based on how an error impacts the total mix of information available to a reasonable investor, and the evaluation of errors should be made on a “sliding scale,” recognizing that qualitative factors can lead to a determination that a quantitatively significant error may not be material (just as qualitative factors can be used to lead to a conclusion that a quantitatively small error is material)”.
The standard in such a situation is the fundamental materiality test of whether there is “a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.
As part of its analysis, as described in our response to Comment 7, management considered the following qualitative factors set forth in SAB 99 with respect to each of 2008 and 2009: (i) the misstatements arose from items capable of precise measurement — i.e., applicable anti-dumping duty rates; (ii) the misstatements did not mask a change in earnings (loss) or any other trends of the Company; (iii) there were no published earnings estimates of analysts with respect to the Company; (iv) correction of the misstatements would not change a loss into income or vice versa in either 2009 or 2008; (v) although LaJobi plays a significant role in the Company’s operations and profitability, the misstatements relating to anti-dumping duty charges applied to a small percentage of LaJobi’s products (approximately 1.78% over an almost three year period, as described above); (vi) although the underpayment of anti-dumping duties constituted non-compliance with U.S. Customs regulatory requirements, such noncompliance was the result of misconduct of which the Company’s senior management and LaJobi financial staff were unaware; (vii) any non-compliance with the provisions of the Company’s credit agreement arising from specified LaJobi matters was being addressed in the negotiation of a permanent waiver and amendment to such agreement (which was subsequently executed as of March 30, 2011); (viii) any increase in management’s compensation resulting from the misstatements was immaterial, due to the small percentage of product subject to the incorrectly assessed customs duties (as described above) and the limited margin contribution of such products; and (ix) although the misstatements were the result of misconduct on the part of specified LaJobi employees, the individuals with financial statement responsibility at LaJobi, as well as the Company’s Corporate-level management, were not involved in any concealment of unlawful transactions, as they had no knowledge of the misconduct associated with the underpayments until such underpayments were discovered during the closing period for the fourth quarter of 2010 as part of the preparation for a U.S. Customs focused assessment.

[1]	Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission, Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments (December 12, 2006), available at http://www.sec.gov/news/speech/2006/spch121206teh.htm; Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission, Remarks Before the 2007 AICPA National Conference on Current SEC and PCAOB Developments (December 11, 2007), available at http://www.sec.gov/news/speech/2007/spch121107teh.htm.

[2]	John White, former Director of the Division of Corporation Finance, U.S. Securities and Exchange Commission, Speech by SEC Staff: Corporation Finance in 2008 — A Focus on Financial Reporting (January 23, 2008), available at http://www.sec.gov/news/speech/2008/spch012308jww.htm.

The same analysis and conclusions are applicable with respect to 2010, except as follows: (i) although there were published earnings estimates of analysts with respect to the Company in 2010, the misstatements did not hide a failure to meet such analysts’ consensus expectations, as the Company clearly discloses (and reconciles to GAAP) any adjustments it makes with respect to its own earnings estimates; and (ii) such charge resulted in several members of management becoming ineligible for specified bonus amounts (both of which are positive factors in a SAB 99 analysis). In addition, the market was fully informed of the impact of the misstatements with respect to the 2010 fiscal year, as disclosure of the charge was made simultaneously with disclosure of the circumstances requiring it.
In further support of management’s determination that the errors would not have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available, and were therefore not important to investors despite their size, management also noted that from a cash flow perspective, although it accrued approximately $6.9 million for anticipated anti-dumping duties and related interest in the quarter and year ended December 31, 2010, were it not for such accrual, the Company would likely have paid an earn-out to the LaJobi sellers in the approximate range of $12.0 — $15.0 million in respect of its 2008 purchase of the LaJobi assets, a fact previously disclosed to investors.
Additional qualitative factors that support management’s conclusion include management’s belief that investors are currently reactive to several specific items as they relate to the Company, including sales growth, debt reduction, adjusted net income, adjusted net income per share, and cash flows, none of which was affected by the charges recorded with respect to the LaJobi matters. We also note that the accrual of the anticipated customs duties did not materially change any key Company performance indicators, did not change financial measures with respect to which the Company provided guidance to the analyst/investor community (the impact of this accrual was excluded from the Company’s non-GAAP adjusted net income measure as the Company did not consider it reflective of its ongoing operating performance), did not impact the fundamental value drivers of the business, and will not impact the future financial results of the Company, as the practices resulting in the charge were discontinued promptly upon discovery, all as has been previously disclosed to investors. We believe that as a result, the errors are not material to investors making current investment decisions. These conclusions are consistent with both the guidance set forth in the Final Report of the Advisory Committee on Improvements to Financial Reporting (the “Final Report”) to the SEC issued on August 1, 2008 that “...bright lines or purely quantitative methods are not appropriate in determining the materiality of an error to annual financial statements”, as well as the examples of factors set forth in the Final Report to be considered in addition to those set forth in SAB Topic 1M when evaluating the materiality of errors, as follows:
“•	The error impacts metrics that do not drive investor conclusions or are not important to investor models
•	The error is a one-time item and does not alter investors’ perceptions of key trends affecting the company
•	The error does not impact a business segment or other portion of the registrant’s business that investors regard as driving valuation or risks.”

We believe that as the errors resulting in the need for the accruals have been corrected and fully disclosed, restatement of prior period financial statements would serve only to increase the expenses of the Company, thereby negatively impacting its financial results to the detriment of its shareholders. This approach is consistent with the suggestion set forth in the Final Report that “due to the high probable cost to investors...prior period financial statements should only be amended if the error would be material to investors making current investment decisions” and that prompt correction of the errors and prominent disclosure should suffice.
As a result of the foregoing quantitative and qualitative factors, management concluded that the misstatements were not deemed to be material to the 2008, 2009 or 2010 financial statements despite their size.
Form 10-Q for the Fiscal Quarter ended March 31, 2011
General
5.	Please address the above comments in your interim filings as well, as applicable.
Response
Please be advised that we will address the above comments in our interim filings, as applicable.
Note 10 — Litigation; Commitments and Contingencies
(e) TRC Landlord Litigation, page 22
6.	We note your response to comment 14 in our letter dated August 9, 2011. You currently estimate that your potential liability for rental and related amounts is approximately $1.1 million after making various assumptions including that the rental and related amounts due and owing by Russ Berrie U.S. Gift, Inc. under the lease for periods on or prior to the termination date thereof are in fact due and owing, and no further amounts in respect of the lease are paid by the estate of The Russ Company or Russ Berrie U.S. Gift., Inc. Based on the current facts and circumstances, please clearly state the amount that you have determined is probable and accrued without qualifying that the amount is based on various conditions.
Response:
Please be advised that we intend to modify the following disclosure with respect to the TRC lease accrual contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “June 10-Q”) as follows, modified as appropriate for future periods (added language underlined and deleted language struck):
“On July 18, 2011, the TRC Landlord filed a complaint in the Superior Court of New Jersey Law Division: Middlesex County, alleging that KID, having agreed via an assignment agreement to remain liable for the obligations of the tenant under the TRC Lease, has breached the TRC Lease and such assignment by failing to pay rent and other charges due and owing pursuant to the TRC Lease, in an aggregate amount of approximately $12 million as of June 11, 2011. The complaint also demands payment of costs in an unspecified amount, including late charges, pre-judgment interest and the TRC Landlord’s attorneys fees in connection with the action. The complaint provides no itemization of the amounts claimed to be due and owing under the TRC Lease; however, KID believes that such amounts likely reflect amounts specified in the demand letter, plus similar amounts accrued from the date of such letter through June 11, 2011 (although there can be no assurance that this is the case). KID believes that any liability it may have under the TRC Lease expired upon the date of its termination. ~~To the extent that: (i) the rental and related amounts due and owing by U.S Gift under the TRC Lease for periods on or prior to the termination date thereof (“Pre-Termination Amounts”) are in fact due and owing, and no further amounts in respect of the TRC Lease are paid by the estate of TRC or U.S. Gift; (ii) no accommodation with respect to Pre-Termination Amounts is secured from the TRC Landlord; (iii) KID’s potential defenses to payment of Pre-Termination Amounts are not accorded any weight; (iv) KID is not required to pay any rental or related amounts other than Pre-Termination Amounts, and (v) no amounts paid in respect thereof by KID are reimbursed by TRC’s bankrupt estate, w[~~W]e currently estimate that KID’s potential liability for rental and related amounts under the TRC Lease is approximately $1.1 million and, accordingly, we have accrued such amount for the three and six month period ended June 30, 2011. With respect to the alleged Repair Charges, KID is currently unable to assess its potential liability therefor, if any, under the Lease. In addition, KID believes it has potential defenses to some or all of the amounts claimed. As a result, the aggregate amount of any payments that may potentially be required to be made by KID with respect to the TRC Lease cannot be ascertained at this time.”
Note 12. Related Party Transactions, page 23
7.	Please help us better understand how you determined it was appropriate to record a gain of $2.0 million related to The Russ Companies valuation reserve. Your disclosures refer to a set-off against a note payable by The Russ Companies to you. Please tell us the amount of this note payable as well as what consideration you gave to this note payable in determining the gain amount.
Response
Please be advised that on December 23, 2008, we completed the sale of our former gift business (the “Gift Sale”) to TRC. As is set forth in Note 12 of the Notes to Unaudited Consolidated Financial Statements of the June 10-Q (“Note 12”), the consideration payable by TRC in the Gift Sale included a subordinated, secured promissory note issued by TRC to KID in the original principal amount of $19.0 million (the “Seller Note”). As has been previously disclosed, during the second quarter of 2009, the Seller Note was fully reserved against (by the establishment of a valuation reserve against the note receivable pertaining to such Seller Note).
On April 21, 2011, TRC and TRC’s domestic subsidiaries (collectively, the “Debtors”), filed a voluntary petition under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey. On June 16, 2011, such Bankruptcy Court entered an order which, among other things, approved a settlement with the secured creditors of the Debtors, including the Company (the “Settlement”). The Settlement includes a set-off against the Seller Note (without the requirement of any cash payment) of all amounts owed by the Company and its subsidiaries to TRC and its subsidiaries, for which the Company had previously accrued an aggregate of approximately $2.0 million, explained in more detail below.

As is described in Note 12, TRC and the Company entered into a transition services agreement in connection with the Gift Sale pursuant to which TRC and the Company provided certain specified services to each other, including, among other things, the sublease of certain office and warehouse space (and related services) by the Company and its subsidiaries from TRC and its subsidiaries (all of which were terminated as of March 31, 2011). As a result of prior discussions with TRC with respect to the potential restructuring of the Gift Sale consideration, the Company had been accruing, but not paying, amounts pertaining to such services since December 2009. As of March 31, 2011, the Company had accrued approximately $1.8 million on its financial statements in connection with such amounts. As a result of the set-off against the fully-reserved Seller Note of all amounts owed by the Company and its subsidiaries to TRC and its subsidiaries described above, however, such accrued amounts were reversed during the three and six months ended June 30, 2011 by reducing the note receivable described above by $2.0 million (which amount consists of the $1.8 million accrued rent and related services referenced above and $0.2 million of other liabilities to TRC). Based upon the reduction of the note receivable by $2.0 million, as described above, the valuation reserve on the note receivable was reduced by a corresponding amount.
Management’s Discussion and Analysis
Recent Developments
TRC Matters, page 29
8.	We note your response to comment 15 in our letter dated August 9, 2011. It remains unclear what the deferred liability of $5 million relates to, including if it is related to the requirement to purchase intellectual property at the end of the license agreement term. Please advise. Please also tell us whether you received cash for this amount and provide us with the journal entry recorded to help us understand what corresponding financial statement line items were impacted.
Response
By way of background, please be advised that the aggregate purchase price payable by The Russ Companies, Inc., the buyer of our former gift business (the “Buyer”), for such business was: (i) 199 shares of the Buyer’s Common Stock, representing a 19.9% interest in the Buyer after consummation of the transaction, and (ii) a subordinated, secured promissory note issued by the Buyer to us in the original principal amount of $19.0 million (the “Seller Note”). This consideration was recorded at fair value as of December 23, 2008 (the date of consummation of the transaction) at approximately $19.8 million in the aggregate, consisting of a Note Receivable of $15.3 million and an Investment of $4.5 million on our consolidated balance sheet.
In addition, as part of the sale of our former gift business (the “Gift Sale”), our newly-formed, wholly-owned Delaware limited liability company (the “Licensor”) executed a five-year license agreement (the “License Agreement”) with the Buyer, pursuant to which the Buyer was required to pay the Licensor a fixed, annual royalty equal to $1,150,000. The initial annual royalty payment was payable in one lump sum on December 31, 2009. Thereafter, royalties were due quarterly at the close of each three-month period during the term. Among other provisions of the License Agreement: (i) the Buyer had the option to purchase the intellectual property subject to the License Agreement (the “Retained IP”) for $5.0 million at any time, provided that (x) the Seller Note has been paid in full, and (y) the Buyer had not defaulted on its obligations under the License Agreement; and (ii) if the Buyer had not purchased the Retained IP by the end of such agreement’s term, the Licensor was entitled to require the Buyer to purchase the Retained IP for $5.0 million.

Based on an independent valuation report, the License Agreement (which included an embedded synthetic forward — the put/call option described above) was estimated to have a fair value of $4.1 million, while the fair value of the Retained IP was estimated to be $15.2 million. The Gift Sale, including the License Agreement, was accounted for as a single transaction (and a divestiture of a business), and in connection therewith, the Company recognized a gain in the amount of $0.9 million.
While guidance is not explicitly provided for licensing arrangements entered into in connection with the divestiture of a business, the guidance for operating leases and contract-based intangibles provided in SFAS 141R Business Combinations, (“SFAS 141R”) was considered by analogy. Paragraph A17 of SFAS 141R states that if an operating lease is acquired, which has either favorable or unfavorable terms as compared to relative market terms, an intangible asset or a liability should be recognized, respectively. Furthermore, paragraph A46 of SFAS 141R states that if the terms of a contract give rise to a liability (e.g., if the terms of an operating lease are unfavorable relative to market terms), the acquirer recognizes a liability. In light of the foregoing guidance, the Company recorded a liability resulting from the unfavorable-relative-to-market terms of the License Agreement, as described below.
In summary (detailed in the following tables), the fair value of the total consideration received by the Company for the Gift Sale was $23.9 million. This amount was allocated to each of the net assets sold and the Retained IP based upon their respective fair values, as determined by an independent valuation. The difference between the consideration allocated to the Retained IP ($9.0 million) and the fair value of the Licensing Agreement ($4.1 million) resulted in a deferred revenue amount of $4.9 million — rounded to $5.0 million.
Specifically, the amount of deferred revenue associated with the Gift Sale was calculated based on the relative fair value of the consideration received as follows:

Consideration Received	Fair Value (in millions)
Note Receivable	$15.3
Investment	$4.5
License Agreement	$4.1
Total	$23.9

Allocation of Gift Sale Consideration

				Allocation of Gift
	Book Value	Fair Value		Sale Consideration
	(in millions)	(in millions)	% of Fair Value	(in millions)
Net Assets Sold	$25.2	$25.2	62.4%	$14.9
Retained IP	$7.4	$15.2	37.6%	$9.0
Total	$32.6	$40.4	100.0%	$23.9
Calculation of Deferred Revenue Liability (in millions)

Consideration Allocated to Retained IP	$9.0
Fair Value of License Agreement	$4.1
Deferred Revenue Amount	$4.9
In connection with the Gift Sale, the following journal entries were recorded (in millions):

Dr. Note Receivable	$15.3
Dr. Equity Investment in RCI	$4.5
Dr. Foreign Currency Translation Adjustment	$11.2
Cr. Net Assets Sold		$25.2
Cr. Deferred Revenue		$4.9
Cr. Gain on Divestiture		$0.9
The deferred revenue liability would have continued to be recognized until all cash consideration (i.e., from the Seller Note and the License Agreement) was received.
No cash has been received in connection with the Gift Sale consideration other than an amount equal to $287,500 in respect of the royalty payment due March 23, 2010, which was recorded as other income in the first quarter of 2010 and did not impact the deferred revenue or the note receivable.
Results of Operations — Six Months Ended June 30, 2011 and 2010, page 33
9.	One of the factors that caused selling, general and administrative expense to increase as a percentage of sales was costs incurred in the aggregate amount of approximately $3.1 million in connection with the LaJobi Matters. Given that it appears the estimated customs duty amounts were recorded in cost of sales, please disclose the nature of the amounts included in selling, general and administrative expense.
Response
Please be advised that “LaJobi Matters” is a term defined in the section of the June 10-Q captioned “Results of Operations — Three Months Ended June 30, 2011 and 2010”. As specified in such section, the “LaJobi Matters” collectively refer to costs incurred in connection with the Company’s internal investigation of LaJobi’s import, business and staffing practices in Asia, as well as related litigation and other costs (and do not pertain to actual custom duty amounts). We will clarify in our future disclosures that such costs consist primarily of professional fees.

Item 4. Controls and Procedures, page 43
10.	On page 44, we note your statement that “management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired objectives.” Please confirm to us that your disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2011.
Response
We confirm that our disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2011.
Definitive Proxy Statement on Schedule 14A filed June 9, 2011
Compensation Discussion and Analysis, page 25
Operation of the 2010 IC Program, page 31
Establishing Corporate Objectives and Calculating the Corporate Component, page 32
11.	We note your response to comment 16 in our letter dated August 9, 2011. Please elaborate as to how competitors could use either corporate level or business unit Adjusted EBITDA numbers to discern specific product development strategies or other sensitive company plans.
Response
Prior to our analysis of how competitors could use our Adjusted EBITDA targets (“Targets”) to discern specific product development strategies and other sensitive company plans (set forth below), we respectfully reiterate that we do not believe that it is necessary or appropriate to disclose our Targets as a result of the fact that we provide investors all material information necessary to an understanding of our compensation policies and decisions regarding our named executive officers. We have provided the competitive harm analysis below, however, as additional support for our conclusion that disclosure of our Targets is not required.
In connection therewith, please note that competition presents a significant business risk to the Company, as discussed in the fourth risk factor of our Annual Report on Form 10-K for the year ended December 31, 2010. Specifically, we operate in highly competitive markets. Certain of our competitors have greater brand recognition and greater financial, technical, marketing and other resources than we have. In addition, we may face competition from new participants in our markets because the infant and juvenile product industry has limited barriers to entry. Many of our principal customers are large mass merchandisers. The rapid growth of these large mass merchandisers, together with changes in consumer shopping patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among retailers include fostering high levels of competition among suppliers, demanding innovative new products and requiring suppliers to maintain or reduce product prices and deliver products with shorter lead times. Other trends are for retailers to import products directly from factory sources and to source and sell products under their own private label brands that compete with our products. The combination of these market influences has created an intensely competitive environment in which our principal customers continuously evaluate which product suppliers to use, resulting in downward pricing pressures and the need for consumer-meaningful brands, the ongoing introduction and commercialization of innovative new products, continuing improvements in customer service, and the maintenance of strong relationships with large, high-volume purchasers. We also experience price competition for our products, competition for shelf space at retailers and competition for licenses.

The competitive environment in which the Company participates would become even more intense if our competitors learned details about our Targets. Our Targets are derived from our highly confidential internal annual operating plans and the internal goals and objectives contained therein. Such plans are not released or disclosed to the public. As we noted in our response to comment 16 to the Staff’s letter dated August 9, 2011 (“Comment 16”), disclosure of the Targets would result in substantial competitive injury to the Company primarily because such disclosure would reveal sensitive information about the Company as a whole, its operating units, its strategic plans and its operational and financial budget not otherwise available that could be used by our competitors, our customers and potential customers, and other third parties to our competitive disadvantage, as well as setting the stage for negative implications for the Company.
Specifically, our competitors could monitor the publication of our Targets to attempt to determine the particular operating units on which the Company is choosing to focus its resources for a given period of time. This sensitive information could, for example, give competitors the insight needed to more aggressively pursue one or more customers or prospective customers within a particular operating unit, particularly where Targets reveal a changing role for such operating unit within our overall strategic plan relative to previous periods (which changes may be made known to our customers by our competitors). This information could also indicate to competitors and other third parties that we foresee significant growth for a particular operating unit, for particular product categories of our business, or for our business as a whole, or that we intend to expand our business, whether through acquisition or otherwise. Competitors could use this information to adjust their own business plans and strategies.
Disclosure of historical Targets on an ongoing basis would also allow the Company’s competitors (and customers) to see our expected goals and track our trends. Competitors and other third parties would be able to discern whether the forecast for our Targets is going up or down and then use that information for their own negotiating purposes. For example, if we set Targets at a lower level than previous years, competitors and customers may surmise that our business is slowing and that we should be more willing to negotiate lower pricing to increase business volume. Furthermore, disclosure of Targets would offer insight into the Company’s confidential operating plans (as a whole and with respect to its separate business units), which would enable our competitors to measure our performance against the plan to determine which business units are most vulnerable to competition and to identify areas of weakness.
In addition, disclosure of our Targets would provide competitors with greater insight into the strategies used by the Company to drive product development and the business in general that is not otherwise available from other sources. As an example of such competitive harm, assume the Company plans to introduce a new product that would significantly increase a particular operating unit’s revenues, or plans a significant expansion of its operations as a part of its growth strategy in a given year, and sets Targets for that year that reflect the completion of such introduction or expansion. If the planned introduction or expansion is deferred into the following year and kept confidential by the Company, a competitor could point to the significant variance between the historical revenue and the Targets to corroborate speculation about the Company’s proposed strategy. A competitor, armed with this information, could then take a number of actions against the

Company such as bolstering their relationships with the Company’s planned target customers (through reduced pricing or otherwise), accelerating their development of a competitive offering, formulating compensation strategies and packages directed at interfering with the Company’s employee relationships, and/ or pursuing customers and/or relationships with vendors, service providers and partners in a proposed market into which the Company planned to expand. Additionally, there are a variety of business reasons and external factors that could lead the Company to ultimately determine not to complete a planned product introduction or expansion. A competitor or customer could inaccurately infer from the fact that a planned product introduction or expansion was not completed that the Company’s growth strategy had been unsuccessful. This inaccurate inference could cause damage to the Company’s reputation with its customers. Additionally, a competitor could use this information to interfere with the Company’s relationships with such customers. The same analysis would apply to operational growth plans through acquisition.
As previously stated in our response to Comment 16, it is important to note that many of our competitors possess a significant amount of knowledge about our business and our customer base. This knowledge, coupled with the ability to determine whether or not we achieve certain of our Targets, could position our competitors to evaluate whether our business is susceptible to pricing challenges and to price their own products accordingly. Therefore, disclosure of this information would benefit competitors at a great expense to the Company and its shareholders.
We also believe that the disclosure of Targets could be misleading and misused by competitors or investors by creating inappropriate expectations as to our ability to meet our internal confidential operating plans. We do not want investors or competitors to interpret our Targets as being in the range of what we believe is likely to be achieved. By maintaining confidentiality, our Compensation Committee can set performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the Targets as financial guidance. If forced to disclose our Targets, the Compensation Committee may feel pressure to set such Targets at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired goals. This would make the Company less competitive in the long run.
Notwithstanding the analysis set forth above, as set forth on pages 38 — 41 of our response to Comment 16, we believe that we provide investors all material information necessary to an understanding of our compensation policies and decisions regarding our named executive officers, including, among other things: (i) a detailed description of the targets used to measure performance under the corporate component of the IC Program; (ii) how the Targets are calculated; (iii) disclosure of the amounts that each named executive officer was eligible to achieve in the event that each of the threshold, target and maximum levels of Adjusted EBITDA had been achieved for the year, (iv) amounts actually awarded under this portion of the IC Program, (v) how the amounts awarded are calculated, (vi) the portion of total compensation of our named executive officers that was represented by short-term incentives, including awards based on Adjusted EBITDA for specified participant groups, and (vii) both how likely the Company believes it to be for the Company to achieve the undisclosed Target levels and the historical levels of actual achievement of such Targets since the inception of the IC Program.

The Company believes that the information it has provided regarding fiscal year 2010 awards under the corporate component of the IC Program described above provides investors with the material information necessary to understand this component of the program as required by the applicable rules. Adjusted EBITDA measures are not included in the Company’s financial statements, and are not otherwise publicly available, either on a Company-wide basis, or with respect to individual operating units. The Company’s consolidated and participant group targets are established by the Compensation Committee based on the annual forecasts prepared at the individual business unit level, taking into consideration current trends in the industry, customer trends, competitive factors, and anticipated growth from historical operating performance. As stated in our response to Comment 16, the Company does not believe that disclosure of the specific Targets is material to, or necessary for, a fair understanding of the named executive officers’ compensation for the fiscal year, nor is such disclosure relevant nor material to gain an understanding of the degree of difficulty of achieving such Targets.
Calculating the Individual Goals and Objective Component, page 34
12.	We note your response to comment 17 in our letter dated August 9, 2011; however, we partially reissue the comment. We note your general disclosure on page 35 regarding the personal goals for Mr. Sabin relating to new category, customer and channel development, and achievement of additional synergies between Kids Line and CoCaLo. Please expand this type of disclosure to discuss such individual goals in more detail.
Response
Please be advised that we intend to revise the disclosure regarding the personal goals for Mr. Sabin to include additional detail as follows, modified as appropriate for future periods (added language underlined and deleted language struck):
“As Kids Line achieved between 80% and 90% of Target with respect to the corporate component of the IC Program, Mr. Sabin was entitled to a maximum of 25% of his Part B Amount. Mr. Sabin’s performance was evaluated against approximately six personal goals relating to: (i) the achievement of CoCaLo operational synergies; (ii) the revitalization of Kids Line’s core business; (iii) the evaluation and building of specified market entry plans; (iv) the opening of specified strategic accounts; (v) the transition of key relationships; and (vi) enhancement of marketing leadership and product development teams at Kids Line. ~~new category, customer and channel development, as well as achievement of additional synergies between Kids Line and CoCaLo.~~ After taking into account his performance over the range of applicable categories, which the Committee determined that he had largely achieved, the Committee determined to award Mr. Sabin the maximum amount for which he was entitled under this component of the IC Program after application of the forfeiture provision described above.”
We intend to include a similar level of detail in future periods in which awards are made to any named executive officer under this component of the IC Program.

Closing Comments:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that we have addressed the Staff’s comments on our filings. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.
Sincerely,
KID BRANDS, INC.

By:	/s/ Guy A. Paglinco

	Name:	Guy A. Paglinco
	Title:	Vice President and Chief Financial Officer